UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Mammoth Energy Services, Inc.
File Nos. 1-37917 and 333-213504

CF# 36608

Mammoth Energy Services, Inc. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2018 and requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 2, 2016.

Based on representations by Mammoth Energy Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	August 8, 2018	through December 31, 2021
10.15	S-1	September 2, 2016	through December 31, 2021
10.16	S-1	September 2, 2016	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary